UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M101

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc.

3000 Western Avenue #400

Seattle, WA 98121

(425) 220-2542

With copy to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Telephone: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60879E 101

1.	Name of Reporting Person CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 818,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 818,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5%(1)
14.	Type of Reporting Person CO

(1)

Percentage ownership based on 4,962,583 shares of Common Stock outstanding as of August 11, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Initial Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) filed with the Securities and Exchange Commission on June 1, 2022 by CBI USA, Inc. (the “Reporting Person”) with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Initial Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7 to the extent set forth below.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by CBI USA, Inc., a Delaware corporation (the “Reporting Person”). The address of the Reporting Person is 3000 Western Avenue, Suite 400, Seattle, WA 98121. The principal business of the Reporting Person to invest in dynamic businesses initially in the life sciences.

The Reporting Person is a subsidiary of CBI Co. Ltd., a Korea-based and listed company (“CBI Co”). The address of CBI Co is 208, namdong-daero, namdong-gu, Incheon, Republic of Korea (21643). The principal business of the CBI Co is a manufacturer of automotive engine and mission parts.

The name, business address, principal occupation and citizenship of (1) each executive officer and direct of the Reporting Person and (2) each executive officer and director of CBI Co is set forth on Schedule 1 hereto.

(d) During the last five years, neither the Reporting Person nor other person identified in this Item 2 has been convicted in a criminal proceeding.

(e) During the last five years, neither the Reporting Person nor other person identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

Item 3 is supplemented as follows:

With respect to the purchase pursuant to the Securities Purchase Agreement dated September 26, 2022 as described in Item 5 below, the Reporting Person expects to use its available working capital together with funds from CBI Co to fund the acquisition of 3,400,000 shares of Common Stock at a price per share of $1.60 for an aggregate purchase price of $5,440,000.

Item 4. Purpose of the Transaction

Item 4 is amended and restated in its entirety as follows:

The purpose of the Reporting Person’s acquisition of shares of Common Stock is to obtain control of the Company, while providing capital to the Company to allow it to continue as a going concern and remain listed on Nasdaq. The Reporting Person, upon consummation of the transactions contemplated by the Securities Purchase Agreement described herein, intends to designate a majority of the members of the Board and for the Company to take advantage of Nasdaq’s controlled company exceptions.

As announced by the Company in conjunction with its initial announcement of the Securities Purchase Agreement, the Company has committed to a significant reduction in force, suspended pre-clinical activities and halted all research and development, and is exploring divestiture opportunities and strategic alternatives to maximize stockholder value. As controlling stockholder, and through the exercise of its Board designation rights, the Reporting Person expects to continue these activities. Without limitation, the Reporting Person may cause the Company to consider and pursue divestitures as well as investments or strategic transactions in various industries and technologies. While these industries and technologies may include biopharmaceutical, specialty pharmaceutical, medical device, diagnostics and enabling life sciences, the Reporting Person also expects to consider and potentially pursue transactions in other industries and technologies that are not related to the Company’s historical operations. The Reporting Person expects to consider investments or transactions outside the U.S., including in Asia where it and its affiliates have relationships and business connections. These investments or transactions may be in the form of asset acquisitions, licensing arrangements, mergers, reverse-mergers or similar business combinations with one or more businesses.

The Reporting Person has engaged in discussions with the Company regarding the potential purchase of additional shares of Common Stock to ensure adequate control and funding for the Company to continue as a going concern while it explores strategic alternatives. The Reporting Person has also engaged in discussions with an unaffiliated investment fund regarding potentially participating in such additional purchase and/or purchasing shares of Common Stock from the Reporting Person, although no contract, arrangement, understanding or relationship as to such a transaction exists as of the date hereof. The Reporting Person may continue such discussions with the Company and/or such investment fund, or other persons.

Beyond the foregoing, the Reporting Person will review its investment in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by it or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Company and the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person has sole voting and dispositive power over 818,299 shares of Common Stock representing 16.5% of outstanding shares of Common Stock. The percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based on 4,962,583 shares of Common Stock outstanding as of August 11, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022. None of the persons identified in Item 2 above is the beneficial owner of any other shares of Common Stock.

On September 26, 2022, the Reporting Person agreed to purchase 3,400,000 additional shares of Common Stock at a purchase price of $1.60 per share, or an aggregate of $5,440,000 from the Company pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”). The closing of the purchase pursuant to the Securities Purchase Agreement is subject to closing conditions, including approval by the Company’s stockholders. As a result, these additional shares of Common Stock are not yet included in the beneficial ownership of the Reporting Person as described herein. If the transactions contemplated by the Securities Purchase Agreement are consummated, based on the foregoing amounts of outstanding shares of Common Stock, the Reporting Person will beneficially own 50.4% of the outstanding shares of Common Stock.

Except as set forth above, neither the Reporting Person nor other person identified in Item 2 above has effected any transactions in the Company’s Common Stock in the 60 days preceding the date hereof.

Kyungwon Oh, the Chief Executive Officer of the Reporting Person, may be deemed to have voting and investment control over the shares of Common Stock beneficially owned by the Reporting Person. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

Securities Purchase Agreement - The information set forth in Item 5 above is incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, as confirmed and clarified by the letter agreement, dated October 31, 2022, between the Reporting Person and the Company, the Reporting Person received the right to nominate a number of directors substantially equivalent to the Reporting Person’s (together with its affiliates and any “group” of which it or they are then a member) proportional equity ownership of shares of Common Stock of the Company. Following the closing, for so long as the Reporting Person (and its affiliates and any “group” of which it or they are then a member) beneficially own a majority of voting stock of the Company, the Reporting Person will be entitled to designate a majority of directors of the Board. The Reporting Person expects that its designees will constitute a majority of the directors immediately after the closing.

The Reporting Person agreed to a 90-day lock-up period for its shares of Common Stock purchased under the Securities Purchase Agreement beginning on the closing date.

Registration Rights Agreement—On September 26, 2022, the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company, pursuant to which the Company agreed to register the resale of the shares issuable pursuant to the Securities Purchase Agreement. Under the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale of shares purchased pursuant to the Securities Purchase Agreement within 60 days of the closing. The Company has agreed to use reasonable best efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof but in any event on or prior to the Effectiveness Deadline (as defined in the Registration Rights Agreement), and to keep such registration statement continuously effective until the earlier of (i) the date the shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction, or (ii) the date that is two (2) years following the closing date. The Company has also agreed, among other things, to pay all reasonable fees and expenses (excluding any underwriters’ discounts and commissions and all fees and expenses of legal counsel, accountants and other advisors in connection with the investment except as specifically provided in the Registration Rights Agreement) incident to the performance of or compliance with the Registration Rights Agreement by the Company.

In the event the registration statement has not been filed within 90 days following the closing date, subject to certain limited exceptions, then the Company has agreed to make pro rata payments to the Reporting Person as liquidated damages in an amount equal to 0.5% of the aggregate amount invested by pursuant to the Securities Purchase Agreement per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the Registration Rights Agreement.

The Company has granted the Reporting Person customary indemnification rights in connection with the registration statement. The Reporting Person has also granted the Company customary indemnification rights in connection with the registration statement.

The foregoing summaries are qualified by the actual terms of the Securities Purchase Agreement and the Registration Rights Agreement, both of which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Amended and Restated Securities Purchase Agreement, dated as of September 26, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 27, 2022).

2.	Registration Rights Agreement, dated as of September 26, 2022 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 27, 2022).

3.	Side Letter to Securities Purchase Agreement, dated as of October 31, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 31, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer

SCHEDULE 1

The following table sets forth the name, principal occupation and citizenship for each executive officer and member of the board of directors of CBI USA. The business address of each listed person is 3000 Western Avenue, Suite 400, Seattle, WA 98121.

Name	Principal Occupation	Citizenship
Kyoungwon Oh	CEO	Republic of Korea
Hojoon Lee	Director	Republic of Korea
Jiyoung Hwang	Director	Republic of Korea

The following table sets forth the name, principal occupation and citizenship for each executive officer and member of the board of directors of CBI Co. The business address of each listed person is 208, namdong-daero, namdong-gu, Incheon, Republic of Korea (21643).

Name	Principal Occupation	Citizenship
Kyoungwon Oh	CEO & Executive director	Republic of Korea
Hojoon Lee	President & Executive director	Republic of Korea
Bongdoo Seong	Vice President & Executive director	Republic of Korea
Yuk Jang	CFO & Executive director	Republic of Korea
Taehoon Kim	Executive director	Republic of Korea
Hyukkeon Kwon	Executive director	Republic of Korea
Heejun Kang	Executive director	Republic of Korea
Jaehyung Cho	Independent director	Republic of Korea
Sunghee Lee	Independent director	Republic of Korea
Youngjoo Byun	Independent director	Republic of Korea